September 21, 2011

VIA EDGAR

Mr. Brion Thompson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:       ING Mutual Funds – ING Emerging Markets Equity Fund

(File Nos. 33-56094; 811-07428)

Dear Mr. Thompson:

This letter responds to comments provided to Kim Springer (by Mr. John Ganley on behalf of Brion Thompson) on or about September 7, 2011, for Post-Effective Amendment No. 148 filed on or about July 15, 2011, to the Registration Statement on Form N-1A for ING Mutual Funds (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment B).

Summary Prospectus - Item 3 – Fees Table

1.

Comment:

The Staff commented that, with respect to the Annual Fund Operating Expenses table, the Administrative Services Fee should not be a separate line item. The Staff requested that since the Administrative Services Fee is normally included as part of the Management Fee or Other Expenses, that the Administrative Services Fee should be included as a separate “sub” line item under either Management Fee or Other Expenses.

Response:

The Registrant appreciates the comment, but believes that revising the current fee table presentation as suggested would make the table confusing to an investor due to the formatting of the table.

2.

Comment:

The Staff requested that the Registrant provide a draft of the completed Annual Fund Operating Expenses table and Examples table as Attachment A for the Fund prior to the 485(b) filing.

Response:

The Registrant has attached a draft of the completed Annual Fund Operating Expenses table and Examples table (Attachment A).

Summary Prospectus - Item 4(a) – Principal Investment Strategies

3.

Comment:

The Staff requested that in regards to the Fund investing 80% of its assets in equity securities of issuers in emerging markets, the Registrant should explain the factors of how each security would subject the Fund to risks within the region.

Response:

The Registrant believes the factors contained in the Fund’s Prospectus adequately identifies criteria that would expose the Fund to the risks of an issuer that is located in a country with an emerging securities market.

4.

Comment:

The Staff requested that the Registrant disclose any market cap limitations or state that the Fund can invest in any market cap range, if applicable.

Response:

The Registrant has revised the disclosure of the Fund’s Principal Investment Strategies to include that the Fund can invest in any market cap range.

5.

Comment:

The Staff requested that the Registrant confirm the adequacy of the Fund’s disclosure with respect to its use of derivatives in light of the guidance regarding derivatives disclosures in mutual fund registration statements provided by Barry Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute on or about July 30, 2010.

Response:

The Registrant believes that the disclosure is in accordance with the guidance provided by Barry Miller in the July 30, 2010 letter referenced above.

6.

Comment:

With regard to derivatives disclosure in the section entitled “Principal Investment Strategies,” the Staff requested that the Registrant explain that: (1) if the Fund uses derivatives or swaps towards the 80% name test under Rule 35d-1, the Registrant disclose how the derivatives will be valued (notional or market, etc.); (2) if swaps are used, the Staff requested that the Registrant include in the response letter a statement that the Fund will not use the notional value of swaps for the 80% test; and (3) if there are swaps involved, the Registrant explains whether the Fund will pay a fixed rate or a variable rate on its side of the swap.

Response:

The Registrant has confirmed that, although subject to Rule 35d-1, the Fund does not use derivatives as part of the 80% test.

7.

Comment:

The Staff requested that the Registrant explain the absence of Acquired Fund Fees and Expenses from the Annual Fund Operating Expenses table considering that the strategies state that the Fund may invest in Other Investment Companies, including Exchange-Traded Funds.

Response:

The Registrant has confirmed that it is estimated that the Acquired Fund Fees and Expenses of the Fund will be less than 0.01%. For any subsequent updates to the Fund’s Prospectus, if the Fund’s investments in Other Investment Companies, including Exchange-Traded Funds exceed 0.01%, the Registrant will include the line item “Acquired Fund Fees and Expenses” in accordance with Instruction (3)(f)(i) to Item 3 of Form N-1A.

8.

Comment:

The Staff requested that the Registrant summarize the disclosure with respect to the sub-advisers’ information under the Principal Investment Strategies as it appears too long and that the Registrant provide the detailed information in item (9)(b) of the prospectus.

Response:

The Registrant appreciates the comment; however, due to the fact that this Fund will be managed by two different sub-advisers, the Registrant believes it is important to include the discussion in Item 4(a) regarding each sub-adviser’s securities selection process in pursuing the Fund’s principal investment strategies.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

________________________

Paul A. Caldarelli

Vice President and Senior Counsel

ING Investment Management – ING Funds

Attachment

cc:

Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Jeffrey S. Puretz, Esq.

Dechert, LLP

ATTACHMENT A

ING Emerging Markets Equity Fund

INVESTMENT OBJECTIVE
The Fund seeks long-term capital appreciation.

FEES AND EXPENSES OF THE FUND
These tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
Fees paid directly from your investment

Class	Maximum sales charge (load) as a % of offering price	Maximum deferred sales charge as a % of purchase or sales price, whichever is less

I	None	None

Annual Fund Operating Expenses
Expenses you pay each year as a % of the value of your investment

Class	I

Management Fee	1.00%
Distribution and/or Shareholder Services (12b-1) Fee	None
Administrative Services Fee	0.10%
Other Expenses[1]	0.25%
Total Annual Fund Operating Expenses	1.35%
Waivers and Reimbursements	(0.10)%
Total Annual Fund Operating Expenses after Waivers and Reimbursements	1.25%

1	Other Expenses are based on estimated amounts for the current fiscal year.

2

The adviser is contractually obligated to limit expenses to 1.35% for Class I shares, through March 1, 2013; the obligation does not extend to interest, taxes, brokerage commissions, extraordinary expenses and Acquired Fund Fees and Expenses. The obligation will automatically renew for one-year terms unless it is terminated by the Fund or the adviser upon written notice within 90 days of the end of the current term or upon termination of the advisory agreement and is subject to possible recoupment by the adviser within three years. In addition, the adviser is contractually obligated to further limit expenses of Class I shares to 1.25% through March 1, 2013. There is no guarantee that this obligation will continue after March 1, 2013. The obligation will only renew if the adviser elects to renew it and is subject to possible recoupment by the adviser within three years. The obligation do not extend to interest, taxes, brokerage commissions, extraordinary expenses, and Acquired Fund Fees and Expenses.

Expense Example $

The Example is intended to help you compare the cost of investing in shares of the Fund with the costs of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example show costs if you sold (redeemed) your shares at the end of the period or continued to hold them. The Examples also assumes that your investment had a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Class	Share Status	1 Yr	3 Yrs

I	Sold or Held	$127	405

The Example reflects applicable expense limitation agreements and/or waivers in effect, if any, for the one-year period and the first year of the three-year period.

Portfolio Turnover % of average value of portfolio

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transactions costs and may mean higher taxes if you are investing in a taxable account. These costs, which are not reflected in Annual Fund Operating Expenses or in the Expense Example, affect the Fund’s performance.

Since the Fund had not commenced operations as of the date of this Prospectus, there is no annual portfolio turnover rate information included.

PRINCIPAL INVESTMENT STRATEGIES
Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of issuers in emerging markets including depositary receipts. The Fund will provide shareholders with at least 60 days’ prior notice of any change in this investment policy.

Developing or emerging countries include most countries in the world except Australia, Canada, Japan, New Zealand, Hong Kong, Singapore, the United Kingdom, the United States, and most of the countries of Western Europe. An emerging market company is one: that is organized under the laws of, or has a principal place of business in an emerging market; where the principal securities market is in an emerging market; that derives at least 50% of its total revenues or profits from goods that are produced or sold, investments made, or services performed in an emerging market; or at least 50% of the assets of which are located in an emerging market. The Fund may invest in companies of any market capitalization.

Equity securities may include common stock, preferred stock, convertible securities, trust or partnership interests, warrants and rights to buy common stock, and privately placed securities. The Fund may also invest in real estate investment trusts and non-investment grade bonds (high-yield or “junk bonds”).

The Fund may invest in derivatives, including but not limited to, participatory notes, futures, options, swaps, and forwards as a substitute for securities in which the Fund can invest; to hedge various investments; to seek to reduce currency deviations, where practicable, for the purpose of risk management; to seek to increase the Fund’s gains; and for the efficient management of cash flows.

ING Emerging Markets Equity Fund

ATTACHMENT B

September 21, 2011

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:       ING Mutual Funds

(File Nos. 33-56094; 811-07428)

Dear Mr. Thompson:

ING Mutual Funds (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

_______________________

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

ING Investment Management – ING Funds

Attachments

cc:

Philip H. Newman, Esq.

Goodwin Procter, LLP